Filed Pursuant to Rule 424(b)(3)

Registration No. 333-222986

CNL STRATEGIC CAPITAL, LLC

SUPPLEMENT NO. 12 DATED NOVEMBER 16, 2018

TO THE PROSPECTUS DATED MARCH 7, 2018

We are providing this Supplement No. 12 to you in order to supplement our prospectus dated March 7, 2018 (as supplemented to date, the “Prospectus”). This supplement provides information that shall be deemed part of, and must be read in conjunction with, the Prospectus. Capitalized terms used in this Supplement No. 12 have the same meanings in the Prospectus unless otherwise stated herein. The terms “we,” “our,” “us” and “Company” refer to CNL Strategic Capital, LLC.

Before investing in our shares you should read the entire Prospectus and this supplement, and consider carefully our investment objectives, risks, fees and expenses. You should also carefully consider the information disclosed in the section of the Prospectus captioned “Risk Factors” before you decide to invest in our shares.

The purpose of this supplement is as follows:

●	to disclose the Company’s net asset value for the month ended October 31, 2018;
●	to disclose the adjusted per share public offering price for each class of our shares, effective as of November 23, 2018, the date which is five business days after this supplement is filed with the Securities and Exchange Commission;
●	to disclose information about Company distributions; and
●	an update to our portfolio.

Determination of Net Asset Value for the month ended October 31, 2018

On November 16, 2018, the Company’s board of directors (the “Board”) determined the Company’s net asset value per share for each share class in a manner consistent with the Company’s valuation policy, as described under “Determination of Net Asset Value” in the Prospectus. Class FA shares were offered in a separate private offering and are not being offered in the Company’s current public offering (the “Offering”). The following table provides the Company’s aggregate net asset value and net asset value per share for its Class FA, Class A, Class T, Class D, and Class I shares as of October 31, 2018:

Month Ended October 31, 2018	Class FA	Class A	Class T	Class D	Class I	Total
Net Asset Value	$86,238,043	$1,335,388	$728,456	$2,702,334	$4,283,118	$95,287,339
Number of Outstanding Shares	3,266,260	50,875	27,662	103,508	162,697	3,611,003
Net Asset Value, Per Share	$26.40	$26.25	$26.33	$26.11	$26.33

We have also posted this information on our website at www.cnlstrategiccapital.com. A subscriber may also obtain this information by calling us by telephone at (866) 650-0650.

Public Offering Price Adjustment

On November 16, 2018, the Board also approved the new per share public offering price for each share class in the Offering. The new public offering prices will be effective as of November 23, 2018 and will be used for the Company’s next monthly closing for subscriptions on November 30, 2018. As of the date of this Supplement No. 12, all references throughout the Prospectus to the per share public offering price for each share class available in the Offering are hereby updated to reflect the new per share public offering prices stated in the table below. The purchase price for Class A, Class T, Class D, and Class I shares purchased under our distribution reinvestment plan will be equal to the net asset value per share as of October 31, 2018. The following table provides the new public offering prices and applicable upfront selling commissions and dealer manager fees for each share class available in the Offering:

	Class A	Class T	Class D	Class I
Public Offering Price, Per Share	$28.69	$27.64	$26.11	$26.33
Selling Commissions, Per Share	$1.72	$0.83
Dealer Manager Fees, Per Share	$0.72	$0.48

We have also posted this information on our website at www.cnlstrategiccapital.com. A subscriber may also obtain this information by calling us by telephone at (866) 650-0650.

Declaration of Distributions

On November 16, 2018, the Board declared cash distributions on the outstanding shares of all classes of our common shares based on weekly record dates for the time period beginning on December 4, 2018 through and including December 28, 2018, as set forth below:

Distribution Record Date	Distribution Payment Date	Declared Distribution Per Share for Each Share Class
		Class FA	Class A	Class T	Class D	Class I
December 4, 2018	January 10, 2019	$0.024038	$0.024038	$0.019231	$0.021635	$0.024038
December 11, 2018	January 10, 2019	$0.024038	$0.024038	$0.019231	$0.021635	$0.024038
December 18, 2018	January 10, 2019	$0.024038	$0.024038	$0.019231	$0.021635	$0.024038
December 28, 2018	January 10, 2019	$0.024038	$0.024038	$0.019231	$0.021635	$0.024038

Our Portfolio

The following disclosure supersedes and replaces the fourth paragraph under the section “Our Portfolio—Lawn Doctor—Overview,” which appears on page 90 of the Prospectus.

As of September 30, 2018, Lawn Doctor had 45 employees. None of Lawn Doctor’s employees are subject to collective bargaining agreements. Lawn Doctor’s corporate headquarters (which it owns) are in Holmdel, New Jersey, and it leases an approximately 27,680 square foot manufacturing site in Marlboro, New Jersey.

The following disclosure supersedes and replaces the first paragraph under the section “Our Portfolio—Lawn Doctor—Investment Highlights,” which appears on page 90 of the Prospectus.

 Investment Highlights. Lawn Doctor operates a nationwide network of independently owned franchise units in 39 states. The franchisee unit base has grown from 452 in 2012 to 568 as of September 30, 2018, with strong average annual openings of approximately 30 units and an average annual closure rate of approximately 2%. The franchise unit base was 545 as of December 31, 2017. There is minimal franchisee concentration with the top ten franchisees accounting for approximately 27.1% and 27.8% of total royalty revenue for the year ended December 31, 2017 and the nine months ended September 30, 2018, respectively. Lawn Doctor benefits from a scalable business model, which does not require significant capital expenditures or additional fixed costs to support future growth. Lawn Doctor earns revenue from franchisee royalty fees, equipment lease fees, initial franchisee fees, equipment parts sales, vendor rebates, and interest on franchise loans. The primary source of revenue is the franchisee royalty fee. The total revenue for the twelve months ended December 31, 2017 and the nine months ended September 30, 2018 was approximately $15.8 million and $13.3 million, respectively, of which approximately $12.1 million and $9.7 million was the franchisee royalty fees for Lawn Doctor. Lawn Doctor’s total revenue has grown at a compound annual growth rate of approximately 6.5% from 2009 to September 30, 2018 and Lawn Doctor’s franchisee royalty fees have grown at a compound annual growth rate of approximately 5.1% from 2009 to September 30, 2018. Total system-wide sales for Lawn Doctor were approximately $118 million and $96 million for the twelve months ended December 31, 2017 and the nine months ended September 30, 2018, respectively.

The following disclosure supersedes and replaces the third paragraph under the section “Our Portfolio—Polyform—Overview,” which appears on page 91 of the Prospectus.

Polyform estimates that its products are available in approximately 16,000 retail locations through its major customers, plus many other locations through independent retailers. Products are shipped directly to 48 countries worldwide. As of September 30, 2018, Polyform had 49 employees. None of Polyform's employees are subject to collective bargaining agreements. Polyform's corporate headquarters (which consists of approximately 58,000 square feet of leased space) are in Elk Grove Village, Illinois.

The following disclosure supersedes and replaces the first paragraph under the section “Our Portfolio—Polyform—Investment Highlights,” which appears on page 91 of the Prospectus.

Investment Highlights. Polyform has grown its signature product lines, Sculpey® and Premo!®, into global names with a strong retail presence in the United States and growing presences abroad. Polyform ships its products directly to 48 countries worldwide, but a significant portion of its sales occur in the domestic market with 85% of its revenues coming from the United States over the twelve months ended December 31, 2017. The clay products are clean, economical, easy to work with and only require oven baking at 275 degrees Fahrenheit. Polyform’s success in the arts and crafts market is a result of its unique product formulations that offer superior molding and color profiles, and Polyform believes the proprietary product formulas and manufacturing methodologies create significant barriers to entry or duplication. The primary source of Polyform’s revenue is the sale of its products. Net sales for Polyform were approximately $15.9 million and $11.7 million for the twelve months ended December 31, 2017 and the nine months ended September 30, 2018, respectively, and sales have grown at a compound annual growth rate of approximately 4.1% from 2009 to September 30, 2018.

The following disclosure updates the “Our Portfolio—Polyform” and “Conflicts of Interest and Certain Relationships and Related Party Transactions—the Acquisitions of Our Initial Businesses” sections of the Prospectus as it relates to information information about our businesses.

Other than Mr. Frith and Mr. Seppala, no member of the management team of each of our businesses, Lawn Doctor or Polyform, has an employment agreement with their respective companies.